Exhibit 99.1
Ctrip to Hold 2009 Annual General Meeting on October 15, 2009
Shanghai, September 25, 2009 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of hotel accommodations, airline tickets and packaged tours in China, today announced that it will hold its 2009 annual general meeting of shareholders at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China on October 15, 2009 at 1:00 p.m. (local time). No proposal will be submitted to shareholder approval at the meeting. Instead, the meeting will serve as an open forum for shareholders and beneficial owners of the company’s American Depositary Shares (“ADSs”) to discuss company affairs with management. Holders of record of ordinary shares of the company at the close of business on September 25, 2009 are entitled to receive notice of and attend the annual general meeting or any adjournment or postponement thereof. Beneficial owners of the company’s ADSs are welcome to attend the meeting in person.
The notice of the annual general meeting is available on the Investor Relations section of the company’s website at http://ir.ctrip.com. Ctrip has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2008, with the U.S. Securities and Exchange Commission. Ctrip’s Form 20-F can be accessed on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may request a hard copy of the company’s annual report, free of charge, by contacting Investors Relations Department, Ctrip.com International, Ltd., 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, or by email to z_lin@ctrip.com.
About Ctrip
Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enables customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in groups. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.
For further information, please contact:
Lin Zhang
Ctrip.com International, Ltd.
Tel: +86-21-3406-4880 x 12920
Email: z_lin@ctrip.com